[Reference Translation]

To Whom It May Concern:

July 15, 2010

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Granting Stock Acquisition Rights for the Purpose of Stock Options

At a meeting held on July 15, 2010 (the “Meeting”), the Board of Directors of Toyota Motor Corporation (“TMC”) determined the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of TMC (“Stock Acquisition Rights”) for the purpose of granting stock options, pursuant to Article 236, Article 238 and Article 239 of the Corporation Act and the resolution at the 106th Ordinary General Shareholders’ Meeting of TMC (the “106th Shareholders’ Meeting”), and we hereby inform you as follows:

The amount of assets to be paid upon the exercise of Stock Acquisition Rights and other undetermined matters are to be decided by the allotment date of the Stock Acquisition Rights (“Allotment Date”) (which is currently scheduled on August 2, 2010).

1. Reason for Issuance of Stock Acquisition Rights without Consideration

TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC’s international competitiveness.

2. Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

3,435,000 shares of common stock of TMC

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with 3. below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

3. Total Number of Stock Acquisition Rights

34,350

The number of shares for purposes of Stock Acquisition Right (the “Number of Shares Granted”) shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the Allotment Date, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of split (or consolidation)

The adjustment above shall be made only to the unexercised rights remaining at the relevant time.  If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

4. Number of Stock Acquisition Rights to be Granted and Number of Grantees Thereof

Number of Grantees (persons)	Number of Stock Acquisition Rights to be Granted per Grantee		Total Number of Stock Acquisition Rights to be Granted
Directors/Managing Officers/ Senior Technical Executives of TMC (80 persons)	Representative Directors, etc.: Senior Managing Directors, etc.: Managing Officers: Senior Technical Executives:	400 300 200 100	19,400
Employees of TMC (493 persons)	Senior General Managers: Senior Grade 1:	50 20	10,970
Directors and employees, etc. of TMC’s affiliates (83 persons)	20-180		3,980
Total (656 persons)	-		34,350

The number of Stock Acquisition Rights to be allotted to each grantee (the “Number of Stock Acquisition Rights to be Allotted”) shall be applicable in cases where the relevant grantee has submitted an application for the subscription of Stock Acquisition Rights in the Number of Stock Acquisition Rights to be Allotted, or in a number exceeding such number, pursuant to Article 242, Paragraph 2 of the Corporation Act, and if the number of Stock Acquisition Rights the relevant grantee applies for is less than the Number of Stock Acquisition Rights to be Allotted, the allotted number shall be the number applied for by such grantee.

5. Amount Paid for Issuance of Stock Acquisition Rights

No monetary payment shall be required for the Stock Acquisition Rights issued in accordance with the resolution of the Meeting.

6. Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares Granted.  The Exercise Price shall be as follows:

The amount obtained by multiplying the closing price of TMC’s common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

In addition, the Exercise Price shall be adjusted as follows:

(i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split (or consolidation)

(ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.  No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

Exercise Price after adjustment		Exercise Price before adjustment		Number of outstanding shares	+	Number of shares newly issued	X	Amount to be paid per share
	=		X			Market price
				Number of outstanding shares		+	Number of shares newly issued

“Number of outstanding shares” provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, “Number of shares newly issued” shall be read as “Number of shares of treasury stock to be disposed.”

(iii) In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

7. Allotment Date of the Stock Acquisition Rights

August 2, 2010

8. Exercise Period of the Stock Acquisition Rights

From August 1, 2012 to July 31, 2018

9. Conditions of Exercise of Stock Acquisition Rights

(i) Each Stock Acquisition Right may not be partially exercised.

(ii) The grantee of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders’ Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 106th Shareholders’ Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he or she belongs at the time such rights are granted.

(iii) The Stock Acquisition Rights may not be exercised, if the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which the grantee belongs at the time such rights are granted due to retirement of office or resignation for personal reasons, or removal from office or dismissal.

(iv) Stock Acquisition Rights may not be inherited.

(v) Other exercise conditions shall be provided for in the contract to be executed by and between TMC and each of the grantees of the Stock Acquisition Rights pursuant to the resolution of the 106th Shareholders’ Meeting and the resolution of the Meeting.

10. Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

Stock Acquisition Rights may be acquired by TMC without consideration, on a date to be determined by the Board of Directors, if the Ordinary General Shareholders’ Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer through which TMC will become a wholly-owned subsidiary of another company.

11. Restriction on Transfer of Stock Acquisition Rights

Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

12. Matters concerning the Paid-in Capital and Capital Reserve to be Increased in connection with the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i) Amount of capital to be increased in connection with the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 17, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii) Amount of capital reserve to be increased in connection with the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of paid-in capital increase set forth in the immediately preceding paragraph (i).

13. Handling of Fractions

If  the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1)	Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights at the Ordinary General Shareholders’ Meeting

May 11, 2010

(2)	Date on which the issuance of Stock Acquisition Rights was resolved at the Ordinary General Shareholders’ Meeting

June 24, 2010

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